EXHIBIT 99.1

TransAlta Reports First Quarter 2014 Results

CALGARY, Alberta (April 29, 2014) – TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) today reported first quarter 2014 Comparable EBITDA(1) of $310 million, up $42 million compared to the same period last year due to higher power and gas prices in the northeast driving strong results from our Energy Trading Segment, steady operational performance across the Generation fleet and a full quarter’s contribution from wind assets commissioned or acquired in 2013. FFO(1) increased $45 million to $238 million compared to the prior year, primarily due to the increase in comparable EBITDA. The company also declared a quarterly dividend of $0.18 per share.

We have also made important advances on our growth strategy to date in 2014; announcing a joint venture to construct a natural gas pipeline in Western Australia, qualifying to compete in the next phase of the competitive bid process for Alberta’s Fort McMurray West 500 kilovolt (“kV”) transmission project, closing a secondary offering of TransAlta Renewables’ common shares and having been named the preferred bidder to build, own and operate a 150 megawatt (“MW”) combined cycle gas power station in South Hedland, Western Australia.

“First quarter financial performance from our base operations was as we expected,” said Dawn Farrell, President and Chief Executive Officer. “We are pleased with our success in Western Australia where we are building a pipeline addition to our Solomon plant and where we have been chosen to work with the state and miners for the completion of a 150 MW gas-fired combined cycle plant for start up in the 2017 timeframe. Our trading results were stronger than expected and well within our risk parameters; however, they should be considered a one-time event due to high pricing from extreme weather conditions.” She went on to say, “We are continuing the drive for consistent financial performance from our Canadian coal fleet. Their first quarter results showed improvements. As we build cash from operations during the year, we will remain disciplined in our strategy to both grow and maintain an investment grade balance sheet.”

Recent Strategic Accomplishments

•	Named the preferred bidder for the South Hedland Power Project to build, own and operate a 150 MW combined cycle gas power station in Western Australia.
•	Completed a secondary offering of TransAlta Renewables Inc. (“TransAlta Renewables”) common shares for total gross proceeds of $136.2 million.
•
Advanced our Sundance 7 combined cycle gas project in Alberta by completing a Request for Interest from engineering firms for the construction contract and preparing to file permits with the Alberta Utilities Commission.

•	Entered into an agreement to sell our 50 per cent ownership of CE Generation LLC (“CE Gen”) and Wailuku Holding Company, LLC (‘Wailuku”) to MidAmerican Renewables for proceeds of U.S.$193.5 million.
•
Our TAMA Transmission LP (“TAMA Transmission”) partnership with MidAmerican Transmission successfully qualified to compete in the next phase of the competitive bid process for the Fort McMurray West 500 kV Transmission Project.

•	Commenced construction with our joint venture partner of a $178 million natural gas pipeline in Western Australia. TransAlta’s interest in the joint venture is 43 per cent.

First Quarter Review

Comparable EBITDA(1) (in $CAD millions)	3 months ended March 31, 2014	3 months ended March 31, 2013
Generation
Canadian Coal	94	99
U.S. Coal	17	12
Gas	82	85
Wind	62	50
Hydro	19	24
Total Generation	274	270
Energy Trading	49	14
Corporate	(13)	(16)
Total Comparable EBITDA(1)	310	268

FFO(1)	238	193
Comparable Net Earnings attributable to common shareholders(1)	47	32

Comparable EBITDA was $310 million up from $268 million for the same period last year due primarily to the strong performance of our Energy Trading Segment, coupled with steady operational performance across the fleet and a full quarter’s contribution from wind assets commissioned or acquired in 2013.

FFO was also higher for the quarter at $238 million, up from $193 million for the same period last year. The increase in FFO is primarily due to improvements in comparable EBITDA.

Comparable earnings for the quarter were $47 million ($0.17 per share), up from $32 million ($0.12 per share) in the same period last year. The per share increase was also driven by higher comparable EBITDA, partially offset by an increase in depreciation and amortization, net interest expense, income tax expense and income attributable to non-controlling interests. Net earnings of $49 million ($0.18 per share) were recorded for the first quarter up $60 million from a net loss of $11 million ($(0.04) per share) in the same period last year. The change is driven by the increase in comparable EBITDA of $42 million and the one-time after-tax loss on assumption of pension obligations of $22 million in the prior year.

Fleet availability was 91.5%, which is the same as the availability over the same period last year and in line with our full year availability target range of 88-90%. We have completed one of five major outages scheduled for 2014. Total sustaining capital expenditures were $64 million for the quarter and we are tracking to our target range of $335-$365 million for 2014.

Generation

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Canadian Coal: Comparable EBITDA was $94 million in 2014 compared to $99 million in 2013. The decrease in comparable EBITDA is primarily due to higher gas consumption as a result of opacity issues at certain facilities and the de-rating of Keephills 3.

•	U.S. Coal: Comparable EBITDA increased to $17 million in 2014 compared to $12 million in 2013. The increase is primarily due to higher market prices in the Pacific Northwest.
•	Gas: Comparable EBITDA decreased by $3 million to $82 million, primarily due to contract curtailments and unrealized mark to market losses on certain forward contracts.
•
Wind: Comparable EBITDA improved by $12 million in 2014 to $62 million, primarily due to the acquisition of Wyoming Wind, a full quarter of operations at New Richmond, and higher wind volumes in Eastern Canada.

•	Hydro: Comparable EBITDA decreased by $5 million to $19 million, primarily as a result of lower prices in Alberta for power and ancillary services.

Energy Trading

•
Our Energy Trading business showed an improvement in comparable EBITDA of $35 million to $49 million in 2014 by capitalizing on high power and gas prices through our ability to optimize our energy marketing assets, capitalize on arbitrage opportunities, and serve customer demands during extraordinary volatile market conditions caused by extreme weather events during the quarter in the northeast.

Corporate

•
The Corporate Segment incurred Operations Maintenance and Administrative (“OM&A”) expenses of $13 million in 2014 compared to $16 million in 2013. The reduction in OM&A is primarily due to a change in the way in which certain overhead cost allocations are made within the organization, partially offset by an increase in compensation costs.

Recent Events
Australia Natural Gas Pipeline
We announced earlier this year that a recently formed joint venture will build, own, and operate a $178 million natural gas pipeline from the Dampier to Bunbury Natural Gas Pipeline to our Solomon power station. We hold a 43 per cent interest in the joint venture through a wholly owned subsidiary. In addition to our portion of the of the pipeline cost, an additional $10 million in plant retrofitting costs will also be incurred as part of the project, which will be recoverable through increased lease payments. Construction on the project commenced in the first quarter and is expected to be completed in the fourth quarter. Our partner in the joint venture, DBP Development Group, is responsible for the construction and operation of the pipeline.

Executive Leadership Team Appointments
On March 18, 2014, we announced three senior leadership appointments that will enhance our objectives of operational excellence from the base business and growth. Brett Gellner was appointed to the role of Chief Investment Officer, responsible for leading all growth aspects of the Corporation. Donald Tremblay joined TransAlta as Chief Financial Officer, effective March 31, 2014, and Wayne Collins has accepted a role taking on the leadership accountabilities of our Coal and Mining Operations.

Fort McMurray Transmission Project
On January 17, 2014, we announced that our strategic partnership with MidAmerican Transmission, TAMA Transmission, successfully qualified to participate in the next stage of the Alberta Electric System Operator (“AESO”) competitive process to bid on the Fort McMurray West 500 kV Transmission Project.

Sale of CE Generation, Blackrock, CalEnergy and Wailuku
On February 20, 2014, we announced an agreement to sell our 50 per cent interest in CE Gen, the Blackrock development project, CalEnergy LLC and Wailuku to our partner in these holdings, MidAmerican Renewables, for proceeds of U.S. $193.5 million. With the exception of Wailuku, we expect to complete the transaction during the second quarter of 2014.

South Hedland Power Project
On April 15, 2014, we announced that we had been named the preferred bidder for the South Hedland Power Project in Western Australia. Subject to the finalization of necessary contracts and approvals that will take place during the next several weeks, the project would see TransAlta build, own, and operate a 150 MW combined cycle gas power station in South Hedland, Western Australia. The investment is estimated at approximately AUD$550 million. The power station is expected to be delivering power in 2016, with full commissioning in 2017. The development will be fully contracted under 25 year agreements with Horizon Power, a state utility company, and Fortescue Metals Group Ltd., a mining company. The project may be expanded to accommodate additional customers at later dates.

Secondary Offering of TransAlta Renewables Inc. Shares
On April 29, 2014, we completed the previously announced secondary offering of 10,950,000 common shares of TransAlta Renewables at a price of $11.40 per common share. In addition, the over-allotment option granted to the syndicate of underwriters, led by CIBC and RBC Capital Markets, was partially exercised for an additional 1,000,000 common shares, also at a price of $11.40 per common share.

The offering resulted in gross proceeds to TransAlta of $136.2 million. TransAlta will use the net proceeds from the offering to reduce indebtedness, to fund growth, and for general corporate purposes. Following completion of the offering, TransAlta owns approximately 70.3 per cent of the common shares of TransAlta Renewables.

The following table depicts key financial results and statistical operating data:
First Quarter 2014 Highlights
In $CAD millions, unless otherwise stated	3 months ended March 31, 2014	3 months ended March 31, 2013
Availability (%)(2)	91.5	91.5
Production (GWh)	12,067	10,644
Revenue	775	540
Comparable EBITDA(1)	310	268
Reported Net Earnings (loss) attributable to common shareholders	49	(11)
Comparable Net Earnings attributable to common shareholders(1)	47	32
Funds from Operations(1)	238	193
Cash Flow from Operating Activities	279	256
Free Cash Flow(1)	139	114

Basic and Diluted Earnings (loss) per common share	0.18	(0.04)
Comparable Net Earnings per share(1)	0.17	0.12
Funds from Operations per share(1)	0.88	0.75
Free Cash Flow per share(1)	0.51	0.44
Dividends paid per common share	0.18	0.29

(1)Comparable EBITDA refers to Earnings before interest, taxes, depreciation and amortization including finance lease income and adjusted for certain other items. FFO refers to Funds from Operations. Free Cash Flow refers to Funds from Operations less sustaining capital less preferred dividends less non-controlling interest payments. Comparable EBITDA, comparable net earnings attributable to common shareholders, funds from operations, free cash flow, comparable earnings per share, funds from operations per share, and free cash flow per share are not defined under International Financial Reporting Standards (“IFRS”). Presenting these measures from period to period provides supplemental information to help management and shareholders evaluate earnings’ and cash flow trends in comparison with prior periods' results. Refer to the Non-IFRS Measures section of our Management's Discussion and Analysis ("MD&A") for further discussion of these items.
(2)Availability includes all generating assets (generation operations, finance leases, and equity investments).

The complete report for the quarter, including MD&A and unaudited interim financial statements, as well as our quarterly presentation, is available on the Investors section of our website: www.transalta.com.

Conference call

We will hold a conference call and web cast at 2:00 p.m. MT (4:00 p.m. ET) today to discuss our first quarter 2014 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Brent Ward" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610
Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/investor-centre/events-presentations/webcasts-conference-calls. If you are unable to participate in the call, the instant replay is accessible at 1-800-319-6413 (Canada and USA toll free) or 1-604-638-9010 (Outside of Canada) with TransAlta pass code 2231 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

This news release contains forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta. These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities, market prices where we operate, unplanned outages at generating facilities and the capital investments required, equipment failure and our ability to carry out repairs in a cost effective manner or timely manner, the effects of weather, disruptions in the source of fuels, water, or wind required to operate our facilities, energy trading risks, failure to obtain necessary regulatory approvals in a timely fashion, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, commodity prices, general economic conditions in geographic areas where TransAlta operates and any impediments to the successful completion of the sale of CE Gen, the Blackrock Development Project, CalEnergy LLC and Wailuku, the construction of our natural gas pipeline to our Solomon power station in Australia and the contracting and construction of the South Hedland power project in Australia.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Manager, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540